Exhibit 99.2

Fusion Fuel Announces Extraordinary General Meeting and Upcoming Board Changes

DUBLIN, Ireland – October 15, 2025 – Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today announced that it will convene an Extraordinary General Meeting (“EGM”) of shareholders on November 6, 2025, at the offices of Arthur Cox LLP in Dublin, Ireland. The EGM will seek shareholder approval for several resolutions, including the election of two new members to the Company´s Board of Directors.

The Company is also seeking shareholder approval to delegate to the Board the authority to increase its authorized share capital and to implement such increase as it deems appropriate. This expanded authorization is intended to provide Fusion Fuel with greater flexibility to support potential large-scale strategic transactions currently under discussion, including opportunities related to both digital and commodity asset treasury initiatives. While the proposed authorization would allow the Company to participate in these discussions and evaluate prospective partnerships or financings, it does not in itself constitute, or guarantee the completion of, any specific transaction.

The Company proposes the appointment of Pierce Crosby and Steven Gold as Class II Directors.

Pierce Crosby currently serves as Managing Partner of Merchant Seven and previously held the position of General Manager of Enterprise & North America at TradingView Inc. He has extensive experience in scaling fintech platforms and advising growth-stage companies on strategic execution. The Board believes that Mr. Crosby’s deep understanding of financial markets and emerging technologies will assist Fusion Fuel in executing its strategic initiatives and evaluating potential transactions.

Steven Gold has over 20 years of experience in the natural resources sector and currently serves as Chief Executive Officer of Jaguar Uranium Corp. He has previously held senior investment roles with Collecting Mining Ltd., Energold Drilling Corp., and Clarus Securities Inc., gaining expertise across both the buy- and sell-sides of the capital markets. Mr. Gold has advised and financed numerous mining and energy-transition companies, including those in the uranium industry. The Board believes that his extensive capital-markets and sector experience will provide valuable insight as Fusion Fuel advances its energy-solutions strategy.

Both Mr. Crosby and Mr. Gold are considered independent directors under Nasdaq rules. Their elections are subject to shareholder approval at the upcoming EGM.

In conjunction with these proposed appointments, Jeffrey Schwarz and Rune Lundetræ have informed the Company that they will step down from the Board following the EGM, at which time the new directors are expected to join. The Board and management wish to express their sincere appreciation to Mr. Schwarz and Mr. Lundetræ for their service and contributions to Fusion Fuel over the past five years. Their insight and steady leadership were critical in guiding the Company through its early development and in navigating the challenges arising from the 2024 investor breach of the Company’s PIPE agreement, which necessitated a rapid restructuring and realignment of operations to safeguard the Company’s long-term viability. As they conclude their tenure, both directors do so with the Board’s full gratitude and mutual respect, having played an instrumental role in supporting the Company’s mission and management team.

John-Paul Backwell, Chief Executive Officer of Fusion Fuel, commented: “I want to sincerely thank Jeffrey and Rune for their dedication and guidance over the past five years. Their leadership was instrumental in shaping Fusion Fuel and steering the Company through a challenging restructuring. We’re also delighted to welcome Pierce Crosby and Steven Gold as nominees to our Board — their experience across capital markets, fintech, and the energy sector will bring valuable insight as we continue to grow.”

Speaking to the Company’s strategic outlook, Mr. Backwell noted: “We’re actively evaluating opportunities in the market, including digital and commodity asset treasury initiatives that could strengthen our strategic position. While there is no certainty any transaction will close, we see strong momentum and interest in the platform we’ve built, including the two transactions currently in progress.”

Further details regarding the EGM, including the full text of the proposed resolutions, will be provided in the formal Notice of Meeting to be distributed to shareholders and filed with the U.S. Securities and Exchange Commission.

If you hold your shares through a broker, bank, or other nominee, please follow the instructions of that intermediary to submit your voting instructions. If you have any questions, please contact your broker or the Company’s Investor Relations team at IR@fusion-fuel.eu.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) is an emerging leader in the energy services sector, offering a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its Al Shola Gas and BrightHy brands. Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG to a broad range of customers across commercial, industrial, and residential sectors. BrightHy, the Company’s newly launched hydrogen solutions platform, delivers innovative engineering and advisory services enabling decarbonization across hard-to-abate industries.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu